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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                              CONVERIUM HOLDING AG
                -------------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                   -----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ____         No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CONVERIUM HOLDING AG


                                               By:  /s/ Dirk Lohmann
                                                    Name:  Dirk Lohmann
                                                    Title: CEO


                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel


Date: September 27, 2004

                           Converium Holding Ltd, Zug


Zug, Switzerland - September 23, 2004 - Converium informs on the Extraordinary General Meeting (EGM) to be held on September 28, 2004


Converium considering a range of strategic options
Following a careful examination of the Company's track record and franchise outside the United States, the Board of Directors of Converium believes that the Company has a viable business future as a professional reinsurer. In this context, Converium is considering a range of strategic options, which include a capital increase, a partnership, a strategic investment, or a combination thereof.

Non-US franchise historically a strong source of earnings
Converium has a track record of building profitable businesses in key markets such as Europe, Asia-Pacific and Latin America. Since Converium's Initial Public Offering (IPO) the Company has generated net income in excess of US$ 500 million excluding business underwritten by the North American entity. The Company believes that despite the set backs suffered in the United States, it continues to enjoy a strong and stable franchise among its customers in the remaining markets. An independent survey from Flashpoehler conducted in the first half of 2004 among European cedents indicates that Converium's clients rank the Company 3rd in terms of overall excellence among all reinsurers surveyed. Against this backdrop Converium's Board of Directors believes that the Company can continue to extract value from this franchise for the benefit of shareholders. As a consequence, a going concern on a stand-alone basis based on a capital increase remains a viable option.


Converium is committed to maintain maximum flexibility as regards strategic options
In considering all options to protect the Company's franchise and shareholders' value, flexibility is an essential component of this process. A capital increase is a core ingredient in a number of these options. Converium is currently discussing a partnership or strategic investment with various parties. While some discussions are at a more advanced stage, additional time will be needed in order to diligently evaluate and compare all options when it comes to structures and terms. The progress of a number of discussions is dependent on assurances to the potential partners that the capital increase will be available.

Converium's Board of Directors stresses that the Company will only execute a capital increase that makes sense from a shareholder value and rating perspective and on underwriting terms that are acceptable to the Company.

The Board of Directors is proposing a flexible capital increase structure to the EGM
Against this backdrop, the Board of Directors proposes that shareholders approve a capital structure allowing a capital increase of up to $420 million for

     o a discounted rights issue for existing shareholders and, if appropriate,

     o a tranche for a strategic investment or partnership for which pre-emptive rights are excluded.

Board of Directors seeks shareholder approval of the proposed capital increase While the Board of Directors appreciates that several questions may remain outstanding, having the capital increase approved will give the Company the necessary flexibility to effectively evaluate all options. Not having approval will restrain Converium's strategic and tactical flexibility and may ultimately force the Company to consider alternatives which may not result in achieving an outcome that generates the best value for shareholders.


                                  * * * * * * *


Converence call details

Converium will hold a conference call for the investment community and is pleased to invite you to participate. This call will be webcast live on the internet at www.converium.com. Please dial in 10 - 15 minutes before and ensure that you have Real Media Player or Windows Media Player.

The conference call will be held on Thursday, September 23, 2004
at     10:00 a.m. Central European Time (CET)
       09:00 a.m. Greenwich Mean Time (GMT)
       04:00 a.m. Eastern Standard Time (EST)
       01:00 a.m. Pacific Standard Time (PST)

call   +41 (0) 91 610 5600 (Europe)
       +44 (0) 207 107 0611 (UK)
       +1 (1) 866 291 4166 (Toll Free USA only)
       +1 866 519 5086 (Toll Free Canada)
       +1 866 519 5087 (Toll Free Mexico)

and quote "Converium"

For those of you unable to participate actively in this conference call, an audio recording will be available one hour after the event for 24 hours. The number to dial and the access code are as follows:

       +44 (0) 207 866 4300 from UK
       +41 (0) 91 612 4330 from Europe
       +1 412 317 0088 from North America

followed by the access code 196 #

A few hours after the event the full webcast with Q&A is for the period of one month available on www.converium.com.

Enquiries

Michael Schiendorfer                                 Zuzana Drozd
Media Relations Manager                              Head of Investor Relations

michael.schiendorfer@converium.com                   zuzana.drozd@converium.com

Phone:   +41 (0) 1 639 96 57                         Phone:  +41 (0) 1 639 91 20
Fax:     +41 (0) 1 639 76 57                         Fax:    +41 (0) 1 639 71 20



About Converium

Converium is an independent global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 23 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium's net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has a "BBB" rating (watch developing) from Standard & Poor's and a "B++" (outlook negative) rating from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to obtain applicable regulatory approval for our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

This document does not constitute or form part of an offer or solicitation of an offer, an invitation to subscribe for or purchase any securities. In addition, the securities of the company to be issued in any share offering have not and will not be registered under the United States securities laws and may not be offered, sold or delivered within the United States or to US persons absent registration under or an exemption from the registration requirements of the United States securities laws.


www.converium.com
-----------------